September 12, 2006

John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE Washington, D.C. 20549

Fax:  (202) 772-9368

RE:

Flanders Corporation Form 10-K for the fiscal year ended December 31, 2005, Form 10-Q for the fiscal Quarter Ended March 31, 2006, Form 10-Q for the fiscal Quarter Ended June 30, 2006

File No. 000-27958

Dear Mr. Cash:

This letter is being sent in response to your letter of August 14, 2006.  Sets forth below are the Company’s responses to your comment letter that are keyed to the numbers set forth in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Prior Comment 8 – Item 9A – Controls and Procedures

1.

We note your response to prior comment eight.  However, management’s report on internal control over financial reporting, required by Item 308 of Regulation S-K, does not satisfy the requirement of disclosing the conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2005.  In this regard, please amend your Form 10-K to provide any information required by Item 307.

Response:

 The amended Form 10-K/A was filed on September 12, 2006 to disclose the conclusion of the effectiveness of disclosure controls and procedures as of December 31, 2005.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Consolidated Condensed Statements of Cash Flows

2.

Please tell us where in your statements of cash flows you have classified the insurance proceeds of $3.4 million relating to the fire loss at the Texas manufacturing facility.

Response:   The Company classified the insurance proceeds net of the insurance deductible in the investing section of the statements of cash flows in Form 10-QA as filed with the Securities and Exchange Commission on August 28, 2006.

This written response will be filed in electronic format pursuant to Section 232.101 of Regulation S-T.  In addition hard copies of this response letter are provided to the staff for convenience purposes.  The Company appreciates the efforts of the staff in connection with the review of our 34 Act filings.  Flanders Corporation has made every effort to diligently and accurately responds to the staff’s comments.  I trust that this letter addresses your questions and comments.

Please do not hesitate to call me at 727-822-4411 if I can be of further assistance, or respond to any additional questions you may have.

Very truly yours,

John W. Hodson

Chief Financial Officer